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                                                                   EXHIBIT 4.2




               IN THE COUNTY COURT OF DOUGLAS COUNTY, NEBRASKA

IN THE MATTER OF THE KIEWIT               )           Doc. 6         Page 297
ROYALTY TRUST INDENTURE,                  )
                                          )           ORDER

        Hearing having been held in this court on September 23, 1994, upon petition filed herein dated August 24, 1994, the court does find as follows:

        1. The court has subject matter jurisdiction pursuant to Neb. Rev. Stat. Section 30-2806.

        2. Venue for this proceeding is proper in this county pursuant to Neb. Rev. Stat. Section 30-2807 because, pursuant to Neb. Rev. Stat. Section 30-2801, the Trustee has its principal place of administration in Douglas County, Nebraska.

        3. Petitioner, FirsTier Bank, N.A., Omaha, Nebraska (formerly known as Omaha National Bank) is the originally-named and duly-acting Trustee of the Trust created under the Kiewit Royalty Trust Indenture dated June 10, 1982, a copy of which is attached as Exhibit "A" to the original petition filed herein (hereinafter "Trust" or "Trust Indenture").

        4. The name and address of the Grantor of such Trust is as follows:

                      Peter Kiewit Sons', Inc.
                      1000 Kiewit Plaza
                      3555 Farnam Street
                      Omaha, Nebraska 68131

        5. Names and addresses of all interested persons in this matter, so far as are known or ascertainable with reasonable diligence by the Petitioner, are as set forth in Exhibit "B" which is attached to the original petition filed herein and which is incorporated herein by this reference.

        6. The petition is properly before this court seeking to amend certain provisions of the Trust as a matter of administrative efficiency, to update certain provisions which are not applicable or which cannot be applied currently, and to approve prior Trustee fees.

        7. Paragraph 3.04 of the Trust Indenture restricts investments of the Trust to "accounts or certificates of the Trustee" and requires a rate of return determined in part by "master notes," which notes no longer exist.




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        8.     Subsequent to execution of the Trust Indenture, the Nebraska
Legislature enacted Neb. Rev. Stat. Section 30-3206 which expands permissible fiduciary investments for funds awaiting distribution to include "short-term trust-quality investments."

        9. Subsequent to the execution of the Trust Indenture, the Nebraska Legislature also enacted Neb. Rev. Stat. Section 30-3205 which provides that, upon appropriate terms in a trust instrument, a fiduciary may invest in certain types of funds registered pursuant to the Investment Company Act of 1940.

        10. The elimination of any reference to master notes and the authorization for the Trustee to invest in government obligations, government-secured obligations, and funds registered pursuant to the Investment Act of 1940, is consistent with the purpose and intent of the Trust Indenture and is reasonably advisable for the best interests of the beneficiaries of the Trust in light of changes in circumstances since execution of the Trust.

        11. The Trust Indenture currently requires that distributions are to be made from the Trust to beneficiaries on a quarterly basis, but that the amount of such distribution is to accrue on a monthly basis. This incongruity requires duplicative time-consuming recordkeeping on the part of the Trustee and can serve to frustrate beneficiaries who make gifts of their Trust interests believing that such gifts include the next income distribution.

        12. Accruing and making distributions on a quarterly basis would be in the best interests of the beneficiaries of this Trust and consistent with the purposes of this Trust.

        13. For the period of July 1987 through April 1990, the Trustee invested in certain "12b-1 money market funds." During this period, the Trustee received a fee directly from the fund in addition to its regular Trustee fee. The 12b-1 investments resulted in a slightly higher net rate of return to the Trust for the period than would have otherwise been earned by the Trust.

        14. The Comptroller of the Currency requires that a bank trustee obtain court approval or other authorization for such fees. The 12b-1 fees as set forth on Exhibit "D" as attached to the original petition filed herein amount to one-quarter of one percent of the net asset value of the funds so invested. These fees are reasonable and appropriate.



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        WHEREFORE, the court does hereby order and decree:

        A. The findings above are hereby incorporated into this Order as fully as if set forth herein.

        B. For purposes of amending the investment restrictions of the Kiewit Royalty Trust as set forth above, Paragraph 3.04 of the Kiewit Royalty Indenture dated June 10, 1982 is hereby amended to read as follows:

                      3.04 INVESTMENT OF CASH ON HAND. The Trustee may invest cash being held as a reserve for liabilities or for distribution at the next Payment Date in short-term trust-quality investments, including time deposits of the Trustee Bank and any open-ended management type investment company or investment trust registered pursuant to the Federal Investment Company Act of 1940 as amended, provided however, that any such investment by the Trustee must mature on or before the next succeeding distribution date as provided in
               Section 5.02 and such investment must be held until maturity, and the Trustee may further invest in trust-quality fixed net asset money market funds which have total assets of One Hundred Million Dollars ($100,000,000.00) or more and which consist solely of direct obligations of the United States Government and/or next-business-day repurchase agreements fully collateralized by direct obligations of the United States Government.

        C. For purposes of changing from monthly to quarterly administration as set forth above, the following provisions of the Kiewit Royalty Trust Indenture dated June 10, 1982, are hereby amended to read as follows:

               Paragraph 1.11: "Quarterly Record Date" for each quarter of a fiscal year means the close of business on the last Business Day of such quarter.

               Paragraph 1.10: "Quarterly Distribution Amount" for each fiscal year quarter means the excess, if any, of (a) the cash received during such quarter which is attributable to the Royalties, plus any decrease during such quarter in any cash reserve theretofore established by the Trustee for the payment of liabilities of the Trust, plus interest thereon received during such quarter and any other cash receipts of the Trust during such quarter, over (b) the liabilities of the Trust paid during such quarter plus the amount of any cash reserve established or increased by the Trustee for the payment of any future or contingent liabilities of the Trust.

               Paragraph 5.02: DISTRIBUTIONS. Within ten business days after the end of each fiscal quarter, the Trustee shall, for the immediately preceding fiscal quarter, distribute pro rata the Quarterly Distribution Amount for such immediately preceding quarter, to the certificate holders of record on the Quarterly Record Date for such quarter.


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               Paragraph 5.03: The Trustee intends to treat all income and deductions of the Trust for each quarter as having been realized on the Quarterly Record Date for such quarter unless otherwise advised by counsel or the Internal Revenue Service.

               Additionally, reference to "Monthly Record Date" in paragraph
               4.02 and Paragraph 4.04 shall be changed to "Quarterly Record Date."

        D. The 12b-1 fees received by the Trustee for the period of July 1987 through April 1990, as further itemized on Exhibit "D" attached to the original petition filed herein in these proceedings, are hereby approved.


        DATED this 23rd day of September 1994.

                                            BY THE COURT:


                                            /s/ S. Cooper
                                            ----------------------------
                                            County Court Judge


Prepared and Submitted:

Nick R. Taylor (#16695)
FITZGERALD, SCHORR, BARMETTLER
   & BRENNAN, P.C.
1000 Woodmen Tower
Omaha, Nebraska 68102
(402) 342-1000
ATTORNEYS FOR PETITIONER


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